

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 1, 2023

<u>VIA ELECTRONIC MAIL</u>
Blake E. Estes, Esq.
Alston & Bird LLP
90 Park Avenue
New York, NY 10016

      Re: BIP Evergreen Venture Fund
            (formerly known as Panoramic Evergreen Venture Fund), et al.
            <u>File No. 812-15405</u>

Dear Mr. Estes:

      By Form APP WD/A filed with the Securities and Exchange Commission on July 17, 2023, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

                              Sincerely,

                              /s/ Lisa Reid Ragen

                              Lisa Reid Ragen
                              Branch Chief
                              Chief Counsel's Office

cc: Todd Knudson, Chief Compliance Officer, BIP Evergreen Venture Fund